UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy
L-1855, Luxembourg
Tel: + 35 220301596

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) held its Annual General Meeting (“AGM”) of Shareholders on June 20, 2018. The Company’s shareholders approved and adopted all matters submitted to them at the AGM, which are described in the Company’s report on Form 6-K dated May 18, 2018.

The information contained in this report on Form 6-K is hereby incorporated by reference into the shelf registration statement on Form F-3 (File No. 333-225731) filed with the Commission on June 20, 2018, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Results of Annual General Meeting

Each of the eleven proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2017.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended December 31, 2017.

2. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2017.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the annual accounts of the Company under LUX GAAP for the financial year ended December 31, 2017.

3. Allocation of results for the financial year ended December 31, 2016.

The AGM acknowledged that the Company has made a profit of USD $ 8,740,055.58 during the financial year ended December 31, 2017 and resolved to allocate an amount of USD 437,002.78 to constitute the legal reserve and the remaining amount of USD 8,303,052.80 to be carried forward to the following financial year.

4. Vote on discharge (quitus) of the members of the board of directors for the proper exercise of their mandate during the financial year ended December 31, 2017.

The AGM granted full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended December 31, 2017.

5. Approval and ratification of the restricted stock units granted to the members of the board of directors during the financial year ended December 31, 2017.

The AGM approved and ratified the restricted stock units granted to certain members of the board of directors during the financial year ended December 31, 2017.

6. Approval of the cash compensation of the members of the board of directors for the financial year ending December 31, 2018.

The AGM approved the cash compensation for the members of the board of directors for the financial year ending December 31, 2018.

7. Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2018.

The AGM renewed the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2018 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

8. Appointment of Deloitte &Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2018.

The AGM appointed Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2018 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

9. Re-appointment of Mr. Martin Migoya as member of the board of directors for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2021.

The AGM appointed Martin Migoya as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

10. Re-appointment of Mr. David J. Moore as member of the board of directors for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2021.

The AGM re-appointed David J. Moore as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

11. Re-appointment of Mr. Philip A. Odeen as member of the board of directors for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2021.

The AGM re-appointed Philip A. Odeen as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
	Name:	Patricio Pablo Rojo
	Title:	General Counsel

 Date: June 21, 2018